GreenPower Motor Company Inc. Management's Discussion and Analysis For the year ended March 31, 2023 Discussion dated: July 14, 2023

Introduction

This Management's Discussion and Analysis ("MD&A") is dated July 14, 2023 unless otherwise indicated and should be read in conjunction with the audited consolidated financial statements of GreenPower Motor Company Inc. ("GreenPower", "the Company", "we", "our" or "us") for the year ended March 31, 2023 and the related notes, and the Company's filings through the U.S. Securities and Exchange Commission, as filed on EDGAR. This MD&A was written to comply with the requirements of National Instrument 51-102 - Continuous Disclosure Obligations. Results are reported in US dollars, unless otherwise noted. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. The results presented for the three months and year ended March 31, 2023 are not necessarily indicative of the results that may be expected for any future period. The consolidated financial statements are prepared in compliance with International Financial Reporting Standards, as issued by the IASB. The Company's IFRS accounting policies are set out in Note 2 of the audited consolidated financial statements.

For the purposes of preparing this MD&A, management, in conjunction with the Board of Directors, considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of the Company's common shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) if it would significantly alter the total mix of information available to investors. Management, in conjunction with the Board of Directors, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Further information about the Company and its operations can be obtained from the offices of the Company or from www.sedar.com. Information in these websites do not form part of this report and are not incorporated by reference.

Cautionary Note Regarding Forward-Looking Information

Certain statements contained in the following MD&A may contain forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements in this MD&A may include, but are not limited to statements involving estimates, assumptions or judgements, and these statements may be identified by words such as "believe", "expect", "expectation", "aim", "achieve", "intend", "commit", "goal", "plan", "strive" and "objective", and similar expressions of future or conditional verbs such as "will", "may", "might", "should", "could" or "would". By their very nature, forward- looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our expectations or conclusions will not prove to be accurate, that our assumptions may not be correct, and that our plans, goals, expectations and objectives will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements.

Non-IFRS Measures and Other Supplementary Performance Metrics

This MD&A includes certain non-IFRS measures and other supplementary performance metrics, which are defined below. These measures do not have any standardized meaning prescribed by International Financial Reporting Standards ("IFRS") and are therefore unlikely to be comparable to similar measures presented by other companies. Investors are cautioned that non-GAAP financial measures should not be construed as an alternative to IFRS measures. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company's results of operations from management's perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company's financial information reported under IFRS. Readers should not rely on any single financial measure to evaluate GreenPower's business.

GreenPower Motor Company Inc. Management's Discussion and Analysis For the year ended March 31, 2023 Discussion dated: July 14, 2023

This MD&A refers to Adjusted EBITDA "Adjusted EBITDA", a non-IFRS measure, which is defined as loss for the year (for annual periods) or loss for the period (for quarterly periods), plus depreciation, plus interest and accretion, plus share-based payments, plus / (less) the allowance / (recovery) for credit losses, plus / (less) the increase / (decrease) in the warranty liability, plus taxes. Adjusted EBITDA is a measure used by management as an indicator of profitability since it excludes the impact of movements in working capital items, certain non-cash charges, and financing costs. Therefore, Adjusted EBITDA gives the investor information as to the profitability of the business. However, Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for other financial measures of performance. Adjusted EBITDA as calculated by GreenPower may not be comparable to Adjusted EBITDA as calculated and reported by other companies. The most comparable IFRS measure to Adjusted EBITDA is net income.

This MD&A also makes reference to "Total Cash Expenses", a non-IFRS measure, which is defined as sales, general and administrative costs plus interest and accretion, plus/(less) foreign exchange loss/(gain), less depreciation, less share-based payments less amortization of deferred financing fees, plus/(less) the decrease/(increase) in warranty liability, plus / (less) the (allowance) / recovery for credit losses. Total Cash Expenses is a measure used by management as an indicator of sales, general and administrative, interest and accretion, and foreign exchange costs that excludes the impact of certain non-cash charges. Management believes that Total Cash Expenses provides a measure of cash expenses from the operations of the business. However, Total Cash Expenses is not a measure of financial performance under IFRS and should not be considered a substitute for other financial measures of performance. Total Cash Expenses as calculated by GreenPower may not be comparable to Total Cash Expenses as calculated and reported by other companies.

This MD&A also makes reference to "Vehicle Deliveries", a supplementary performance metric, that management believes provides useful information regarding the business activity of the Company during a quarter or year. Vehicle Deliveries is vehicles that have been sold or leased to a customer during a quarter or a year, as determined by management. The models of vehicles included in Vehicle Deliveries will vary over time, such that Vehicle Deliveries in one period may not be comparable to Vehicle Deliveries in another period. Vehicle Deliveries is not a financial metric, and vehicle deliveries is not an indication of the Company's financial performance in a given period. While management considers Vehicle Deliveries to be a useful supplementary performance metric, users are cautioned to consider other factors to evaluate GreenPower's business.

Description of Business

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo vans and a cab and chassis. GreenPower employs a clean-sheet design to manufacture all-electric buses that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This Original Equipment Manufacturer ("OEM") platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, British Columbia, Canada with primary operational facilities in southern California. Listed on the TSX Venture Exchange since November 2015, GreenPower completed its U.S. IPO and NASDAQ listing in August 2020. For further information go to www.greenpowermotor.com.

GreenPower Motor Company Inc. Management's Discussion and Analysis For the year ended March 31, 2023 Discussion dated: July 14, 2023

Operations

The following is a description of GreenPower's business activities during the year ended March 31, 2023. During the year, the Company delivered a total of 299 vehicles, which were comprised of 226 EV Star CC's, 40 EV Star 22-foot cargo, 3 EV Star Cargo Plus, 19 EV Stars, 7 BEAST Type D school buses, 2 Nano BEAST Type A school buses, and 2 EV 250's. During the year GreenPower generated record annual revenue of $39.7 million, which was an increase of 130% over the prior year.

During the quarter ended June 30, 2022, GreenPower completed the sale of 3 BEAST Type D all-electric school buses, 2 EV Star Plus, 1 EV Star Cargo Plus, 5 EV Star 22-foot cargo, 6 EV Stars and 4 EV Star Cab and Chassis. During the quarter management was focused on progressing production of EV Star CC's for fulfilment of a customer contract, on completing diligence for the acquisition of Lion Truck Body, and on planning for the possession of the manufacturing facility in West Virginia.

During the three-month period ended September 30, 2022, GreenPower completed the sale of 3 BEAST Type D all-electric school buses, 1 Nano BEAST Type A all-electric school bus, 18 EV Star 22-foot cargo, 3 EV Stars and 29 EV Star Cab and Chassis. The Company also took possession of the 80,000 square foot school bus manufacturing facility in West Virginia, and over the course of the year has been hiring and training employees, including a plant manager with significant automotive manufacturing experience who will oversee the facility's operations. The Company has been preparing the plant for production which is planned to commence over the next several quarters.

GreenPower also completed the acquisition of Lion Truck Body ("Lion") during July 2022. Lion manufactures and installs a complete line of truck bodies including dry-freight aluminum, refrigerated box, aluminum beds, stake bed, flat bed and service body. This acquisition allows GreenPower to vertically integrate an important component of its supply chain, and GreenPower intends to leverage the business's capabilities to capture new lines of business and improve its product offering for customers. Over the course of the year GreenPower has brought in changes in management, key staff, and has implemented operational improvements. In addition, we developed two new products: an all-electric reefer body, and a lightweight aluminum stake bed, both built on the EV Star cab and chassis platform.

During the quarter ended December 31, 2022, GreenPower completed the sale of 1 Nano BEAST Type A all-electric school bus, 10 EV Star 22-foot cargo, 5 EV Stars and 85 EV Star Cab and Chassis ("CC's"). The record number of vehicle deliveries during the quarter were the culmination of significant management effort overcoming logistics bottlenecks, managing a global supply chain, working capital constraints and other factors. This effort resulted in record quarterly revenue that continued to accelerate in the fourth quarter.

During the fourth quarter ended March 31, 2023 Greenpower sold 108 EV Star CC's, 6 EV Star Cargos, 3 EV Star Cargo Plus, 3 EV Stars, 1 BEAST Type D school bus, 2 EV 250's. These deliveries generated another quarter of record revenue for the Company, which resulted in the highest ever annual revenue for the Company of $39.7 million, which was an increase of 130% from the prior year.

During the year ended March 31, 2023 GreenPower's business grew significantly. More importantly, management remained focused on expanding its platform and management capabilities, and on progressing initiatives that are expected to further diversify and expand the business going forward. First, the Company's development of the West Virginia school bus manufacturing facility is expanding and diversifying the Company's production capabilities and is laying the groundwork for future sales of all- electric school buses. Second, the Company expanded its dealer network into several new states during the year and continues to enter new markets in North America.

As at March 31, 2023, the Company had:

• Property and equipment on the balance sheet totaling $2.6 million, comprised of several models of GreenPower vehicles used for demonstration and other purposes, company vehicles used for sales, service and operations, tools and equipment, and other business property and equipment;

GreenPower Motor Company Inc. Management's Discussion and Analysis For the year ended March 31, 2023 Discussion dated: July 14, 2023

• Work in process and parts inventory totaling approximately $9.7 million representing EV Star's, EV 250's, BEAST Type D school buses, Nano BEAST Type A school buses and parts inventory, and;

• Finished goods inventory totaling approximately $31.9 million, comprised of EV Star cab and chassis and other EV Star models, and BEAST Type D and Nano BEAST Type A models.

Trends

The Company does not know of any trends, commitments, events, or uncertainty that are expected to have a material effect on the Company's business, financial condition, or results of operations other than as disclosed herein under "Risk Factors" and the paragraph below.

Annual Results of Operations

Year ended March 31, 2023

For the year ended March 31, 2023 the Company generated revenue of $39,695,890 compared to $17,236,773 for the previous year, an increase of 130.3%. Cost of sales of $32,445,836 yielding a gross profit of $7,250,054 or 18.3% of revenue. Revenue for the year was generated from the sale of 226 EV Star CC's, 40 EV Star 22 foot cargo, 3 EV Star Cargo Plus, 19 EV Stars, 7 BEAST Type D school buses, 2 Nano BEAST Type A school buses, and 2 EV 250's, as well as revenue from truck body manufacturing, revenue from the sale of vehicle parts and service, from vehicle transportation, from finance income, and revenue from finance and operating leases. Operating costs consist of salaries and administration of $7,394,085 relating to salaries, employee benefits, and administrative services; transportation costs of $324,773 which relate to the use of trucks, trailers, tractors as well as other operational costs needed to transport company products around North America; insurance expense of $1,801,665; travel, accommodation, meals and entertainment costs of $748,299 related to travel for project management, demonstration of company products, and trade shows; product development costs of $2,090,338; sales and marketing costs of $818,289 interest and accretion of $1,549,769; professional fees of $1,477,094 consisting of legal and audit fees; as well as non-cash expenses including $3,645,893 of share-based compensation expense, depreciation of $1,219,223, and an allowance for credit losses of $95,153. The remaining operating costs for the period amounted to $920,468 in office expenses, other income of $72,867 from the gain on sale of Property in California, a foreign exchange loss of $30,897 and a write down of $250,832 of goodwill recognized on the acquisition of Lion Truck Body, resulting in a consolidated net loss of $14,793,025. The consolidated total comprehensive loss for the year was impacted by $13,007 of other comprehensive loss as a result of the translation of the entities with a different functional currency than presentation currency.

Year ended March 31, 2022

For the year ended March 31, 2022 the Company generated revenue of $17,236,773 compared to $13,286,184 for the previous year, an increase of 29.7%. Cost of sales of $13,360,068 yielding a gross profit of $3,876,705 or 22.5% of revenue. Revenue for the year was generated from the sale of 18 BEAST school buses, 11 EV Stars, 4 EV Star + and 21 EV Star cab and chassis, as well as 1 EV Star and 10 EV Star CC's for which the Company provided lease financing, and 28 EV Stars that had previously been on lease and whose leases were cancelled and the vehicles were subsequently sold. Operating costs consist of administrative fees of $5,807,744 relating to salaries, project management, finance, and administrative services; transportation costs of $231,472 which relate to the use of trucks, trailers, tractors as well as other operational costs needed to transport company products around North America; insurance expense of $1,244,505; travel, accommodation, meals and entertainment costs of $641,500 related to travel for project management, demonstration of company products, and trade shows; product development costs of $1,381,101; sales and marketing costs of $686,544; interest and accretion of $515,618; professional fees of $1,207,920 consisting of legal and audit fees; as well as non-cash expenses including $5,771,475 of share-based compensation expense, depreciation of $661,958, and an allowance for credit losses of $8,940. The remaining operating costs for the period amounted to $419,398 in office expenses, other income of $364,296 primarily related to the forgiveness of a Payroll protection Loan, a foreign exchange loss of $65,117 and a write down of assets of $607,579 resulting in a consolidated net loss of $15,009,920.

GreenPower Motor Company Inc. Management's Discussion and Analysis For the year ended March 31, 2023 Discussion dated: July 14, 2023

The consolidated total comprehensive loss for the year was impacted by $39,413 of other comprehensive loss as a result of the translation of the entities with a different functional currency than presentation currency.

Year ended March 31, 2021

For the year ended March 31, 2021 the Company generated revenue of $13,286,184 compared to $14,397,158 for the previous year, a decrease of 7.7%. Cost of sales of $9,706,044 yielding a gross profit of $3,580,140 or 26.9% of revenue. Revenue for the year was generated from the sale of 33 EV Stars, from the lease of 35 EV Stars, from the lease of 5 EV 250s, from lease income, and from the sale of chargers, and parts. Operating costs consist of administrative fees of $3,747,761 relating to salaries, project management, finance, and administrative services; transportation costs of $161,017 which relate to the use of trucks, trailers, tractors as well as other operational costs needed to transport company products around North America; insurance expense of $596,932; travel, accommodation, meals and entertainment costs of $217,023 related to travel for project management, demonstration of company products, and trade shows; product development costs of $939,949; sales and marketing costs of $234,445; interest and accretion of $1,598,588; professional fees of $486,425 consisting of legal and audit fees; as well as non-cash expenses including $2,098,761 of share-based compensation expense, depreciation of $437,263, and an allowance for credit losses of $333,929. The remaining operating costs for the period amounted to $325,324 in office expenses, a foreign exchange loss of $193,798 and a write down of assets of $45,679 resulting in a consolidated net loss of $7,836,754.

The consolidated total comprehensive loss for the year was impacted by $21,169 of other comprehensive income as a result of the translation of the entities with a different functional currency than presentation currency.

GreenPower Motor Company Inc. Management's Discussion and Analysis For the year ended March 31, 2023 Discussion dated: July 14, 2023

Comparison of Annual Results

The following table compares the annual results of GreenPower for the years ended March 31, 2023, 2022 and 2021:

	For the years ended			Percentage Change		$ Change
	March 31,	March 31,	March 31,	2023 to	2022 to	2023 to	2022 to
	2023	2022	2021	2022	2021	2022	2021

Revenue	$39,695,890	$17,236,773	$13,286,184	130.3%	29.7%	$22,459,117	$3,950,589
Cost of sales	32,445,836	13,360,068	9,706,044	142.9%	37.6%	19,085,768	3,654,024
Gross Profit	7,250,054	3,876,705	3,580,140	87.0%	8.3%	3,373,349	296,565
Gross profit margin¹	18.3%	22.5%	26.9%	-4.2%	-4.5%

Sales, general and administrative costs
Salaries and administration	7,394,085	5,807,744	3,747,761	27.3%	55.0%	1,586,341	2,059,983
Depreciation	1,219,223	661,958	437,263	84.2%	51.4%	557,265	224,695
Product development costs	2,090,338	1,381,101	939,949	51.4%	46.9%	709,237	441,152
Office expense	920,468	419,398	325,324	119.5%	28.9%	501,070	94,074
Insurance	1,801,665	1,244,505	596,932	44.8%	108.5%	557,160	647,573
Professional fees	1,477,094	1,207,920	486,425	22.3%	148.3%	269,174	721,495
Sales and marketing	818,289	686,544	234,445	19.2%	192.8%	131,745	452,099
Share-based payments	3,645,893	5,771,475	2,098,761	-36.8%	175.0%	(2,125,582)	3,672,714
Transportation costs	324,773	231,472	161,017	40.3%	43.8%	93,301	70,455
Travel, accommodation, meals and entertainment	748,299	641,500	217,023	16.6%	195.6%	106,799	424,477
Allowance for credit losses	95,153	8,940	333,929	964.4%	-97.3%	86,213	(324,989)
Total sales, general and administrative costs	20,535,280	18,062,557	9,578,829	13.7%	88.6%	2,472,723	8,483,728
Loss from operations before interest, accretion and foreign exchange	(13,285,226)	(14,185,852)	(5,998,689)	-6.3%	136.5%	900,626	(8,187,163)

Interest and accretion	(1,549,769)	(515,668)	(1,598,588)	200.5%	-67.7%	(1,034,101)	1,082,920
Other Income	72,867	364,296	-	NM	NM	(291,429)	364,296
Foreign exchange loss	(30,897)	(65,117)	(193,798)	-52.6%	-66.4%	34,220	128,681
Loss from operations for the year	(14,793,025)	(14,402,341)	(7,791,075)	2.7%	84.9%	(390,684)	(6,611,266)

Other item						-	-
Write down of assets	(250,832)	(607,579)	(45,679)	-58.7%	NM	356,747	(561,900)

Loss for the year	(15,043,857)	(15,009,920)	(7,836,754)	0.2%	91.5%	(33,937)	(7,173,166)
Other comprehensive
income / (loss)
Cumulative translation reserve	(13,007)	(39,413)	21,169	NM	NM	26,406	(60,582)
Total comprehensive loss for the year	$(15,056,864)	$(15,049,333)	$(7,815,585)	NM	NM	$(7,531)	$(7,233,748)
Loss per common share, basic and diluted	$(0.64)	$(0.69)	$(0.43)	-7.2%	60.5%	$0.05	$(0.26)
Weighted average number of common shares outstanding, basic and diluted	23,522,755	21,877,488	18,116,129	7.5%	20.8%	1,645,267	3,761,359

(1) Gross profit margin, a supplementary financial metric, is calculated as gross profit divided by revenue. Gross profit margin is not a defined term under IFRS.

GreenPower Motor Company Inc. Management's Discussion and Analysis For the year ended March 31, 2023 Discussion dated: July 14, 2023

Change in Revenue

The annual increase in revenue for the year ended March 31, 2023 compared to the year ended March 31, 2022 was $22,459,117 or 130.3%. This increase was the result of an additional 206 vehicles delivered during the year ended March 31, 2023 compared to the prior year.

The annual increase in revenue for the year ended March 31, 2022 compared to the year ended March 31, 2021 was $3,950,589 or 29.7%. This increase was the result of an additional 31 vehicles delivered during the year ended March 31, 2022 compared to the prior year.

Change in Cost of Sales and Gross Profit and Gross Profit Margin

The annual increase in cost of sales for the year ended March 31, 2023 compared to the year ended March 31, 2022 was $19,085,768 or 142.9%, resulting in an increase in gross profit of $3,373,349 or 87.0%. During the year ended March 31, 2023 GreenPower delivered a total of 299 vehicles compared to 93 in the prior year, an increase of 206 vehicle deliveries. The increase in cost of sales and gross profit over the year was due to the increase in unit sales, which was primarily comprised of lower cost vehicle models, as well as an increase in shipping and other conversion costs included in cost of sales.

The annual increase in cost of sales for the year ended March 31, 2022 compared to the year ended March 31, 2021 was $3,654,024 or 37.6%, resulting in an increase in gross profit of $296,565 or 8.3%. During the year ended March 31, 2022 GreenPower delivered a total of 93 vehicles compared to 62 in the prior year, an increase of 31 vehicle deliveries. The increase in cost of sales and gross profit over the year was due to the increase in unit sales.

Gross profit margin (defined as gross profit over sales) for the years ended March 2023, 2022 and 2021 was 18.3%, 22.5% and 26.9% respectively. Gross profit margin declined by 4.2% between March 31, 2023 and March 31, 2022 due to increased sales under a high volume contract, which were at a lower gross profit margin than sales in the prior year, which were primarily comprised of lower volume sales at a higher gross profit margin. In addition, the decline in gross profit margin during the year ended March 31, 2023 compared to the prior year was due to an increase in shipping costs that was driven by a higher percentage of sales outside of the state of California, compared to the prior year. Gross profit margin declined by 4.5% between March 31, 2022 and March 31, 2021 due to the product mix of sales, including sales of BEAST school buses and EV Star Cargos at a lower margin than sales during the year ended March 31, 2021.

Change in Salaries and Administration

The annual increase in salaries and administration expense for the year ended March 31, 2023 compared to the year ended March 31, 2022 was $1,586,341 or 27.3%. There were 112 employees at March 31, 2023 and 69 employees at March 31, 2022 due to the expansion of our business in West Virginia, and in California primarily due to the acquisition of Lion Truck Body, which increased salary expense. In addition, the increase was also due to salary increases for existing employees, and due to the implementation of a defined contribution retirement plan for US employees.

The annual increase in salaries and administration expense for the year ended March 31, 2022 compared to the year ended March 31, 2021 was $2,059,983 or 55.0%. There were 69 employees at March 31, 2022 and 55 employees at March 31, 2021, and the increase in salary and administration expense was due to an increase in the number of employees, due to salary increases, commissions and bonuses paid to existing employees, due to the implementation of a defined contribution retirement plan for US employees, and due to an increase in other administration costs.

GreenPower Motor Company Inc. Management's Discussion and Analysis For the year ended March 31, 2023 Discussion dated: July 14, 2023

Change in Depreciation

The annual increase in depreciation for the year ended March 31, 2023 compared to the year ended March 31, 2022 was $557,265 or 84.2%. Approximately $340,000 of this increase was from an increase in depreciation on right of use assets, with the remainder from an increase in depreciation expense on GreenPower's property, plant and equipment acquired during the year, including assets acquired in the Lion Truck Body acquisition.

The annual increase in depreciation for the year ended March 31, 2022 compared to the year ended March 31, 2021 was $224,695 or 51.4%. The increase in depreciation during the year was due to increased depreciation of property, plant and equipment, which was partially offset by a reduction in depreciation on right of use assets.

Change in Product Development Costs

The annual increase in product development costs for the year ended March 31, 2023 compared to the year ended March 31, 2022 was $709,237 or 51.4%. This increase was due to increased warranty expense accrual, which is a fixed percentage of sales, offset by a reduction in other product development costs primarily comprised of vehicle parts and related expenses used in product development activities.

The annual increase in product development costs for the year ended March 31, 2022 compared to the year ended March 31, 2021 was $441,152 or 46.9%. This increase was primarily due to increased warranty expense accrual, which is a fixed percentage of sales, as well as an increase in other product development costs primarily comprised of vehicle parts and related expenses used in product development activities.

Change in Share-Based Payments

Share based payments for the year ended March 31, 2023 compared to the prior year declined by $2,125,582 or (36.8%). For the year ended March 31, 2022 there was an increase in share based payments expense of $3,672,714 or 175.0%. Share based payment expense is for non-cash stock option grants, where the value of stock option grants are calculated on the date of the grant and recognized in earnings over the stock option's vesting period. The reduction in share based payment expense during the year ended March 31, 2023 compared to the prior year was due to a lower stock option expense recognized during the year ended March 31, 2023 compared to the year ended March 31, 2022, and due to an increase in forfeited stock options during the year ended March 31, 2023, which reduced share based payments expense. The increase in share-based payment expense during the year ended March 31, 2022 compared to the prior year was from an increase in stock option expense recognized compared to the prior year, primarily from stock options granted during the year ended March 31, 2022 and during the year ended March 31, 2021.

Change in Transportation Costs

The annual increase in transportation costs for the year ended March 31, 2023 compared to the year ended March 31, 2022 was $93,301 or 40.3%. This increase was due to increased costs related to shipping vehicles for non-sales purposes, as well as for expenses associated with company vehicles and transportation.

The annual increase in transportation costs for the year ended March 31, 2022 compared to the year ended March 31, 2021 was $70,455 or 43.8%. This increase was primarily due to increased company vehicle expenses during the year ended March 31, 2022, which was driven by increased business activity compared to the year ended March 31, 2021, which was negatively impacted by COVID related factors.

GreenPower Motor Company Inc. Management's Discussion and Analysis For the year ended March 31, 2023 Discussion dated: July 14, 2023

Change in Interest and Accretion

Interest and accretion increased in the year ended March 31, 2023 compared to the year ended March 31, 2022 by $1,034,101, or 200.5%, and decreased by $1,082,920 or 67.7% in the year ended March 31, 2022 compared to the year ended March 31, 2021. The increase in interest and accretion expense in the year ended March 31, 2023 compared to the prior year was due to an increase in interest bearing debt during the year, including loans from related parties, the term loan assumed in the acquisition of Lion Truck Body, as well as due to the increase on the variable rate of interest on the Company's $8 million operating line of credit, which increased by 4.0% over the year. In addition, the increase was due to non-cash interest expense associated with deferred revenue. The decrease in interest and accretion expense in the year ended March 31, 2022 compared to the prior year was due to a reduction in the average daily outstanding balance of interest bearing debt and due to a reduction in deferred financing fees included in interest and accretion during the year ended March 31, 2022 compared to the prior year.

Change in Other Income

During the years ended March 31, 2023, GreenPower recognized other income of $72,867 from the gain on a sale of property during the year and recognized $364,296 in other income during the year ended March 31, 2022 from the forgiveness of a payroll protection loan during the year. GreenPower did not recognize other income during the year ended March 31, 2021. Changes in other income recognized during each of these years was due to these non-recurring events in each period.

Change in Office Expense

Office expense increased by $501,070 or 119.5% during the year ended March 31, 2023 compared to the prior year, and $94,074 or 28.9% during the year ended March 31, 2022 compared to the prior year. The increase in office expense during the year ended March 31, 2023 was due to increases in rental expense as well as an increase in maintenance and utilities expense both of which were primarily due to the increased number of properties leased by the Company compared to the prior year. The increase in office expense during the year ended March 31, 2022 compared to the prior year was primarily due to an increase in rental expense and building, maintenance and utilities expense due to an increase in leased office space and leased vehicle storage space.

Change in Insurance Expense

Insurance expense increased by $557,160 or 44.8% during the year ended March 31, 2023 compared to the prior year due to increased insurance requirements from a growth in GreenPower's business and operations, including from the acquisition of Lion Truck Body, from the new property lease and business expansion in West Virginia, and from growth in the Company's core business and operations.

Insurance expense increased by $647,573 or 108.5% during the year ended March 31, 2022 compared to the prior year from increases in the Company's insurance coverage requirements due to general business growth, and due to an increase in directors and officers insurance, which increased after GreenPower's Nasdaq uplisting.

Change in Professional Fees

Professional fees increased by $269,174, or 22.3%, during the year ended March 31, 2023 compared to the prior year, primarily due to an increase in audit and accounting fees. Professional fees increased by $721,495 or 148.3% during the year ended March 31, 2022 compared to the prior year due to increased legal costs associated with general corporate matters and litigation, as well as due to an increase in audit and accounting fees.

GreenPower Motor Company Inc. Management's Discussion and Analysis For the year ended March 31, 2023 Discussion dated: July 14, 2023

Change in Sales and Marketing and Travel, Accommodation, Meals and Entertainment

The annual increase in sales and marketing costs for the year ended March 31, 2023 compared to the prior year was $131,745 or 19.2% and was caused by a general expansion of the Company's sales and marketing activities year over year. The annual increase in sales and marketing expense for the year ended March 31, 2022 compared to the prior year was $452,099 or 192.8%, due to a return to normal levels of sales and marketing activities as Covid-19 restrictions were lifted.

Travel, accommodation, meals and entertainment expenses increased by $106,799 or 16.6% during the year ended March 31, 2023 compared to the prior year, and increased by $424,477 or 195.6% during the year ended March 31, 2022 compared to the prior year. The annual increases in both years were caused by the same factors that increased sales and marketing costs in each year.

Change in Other Costs

Annual changes in allowance for credit losses represents allowances booked against accounts receivable, net of allowances from prior periods collected in the current period.

Annual changes in foreign exchange loss is caused by the Company's exposure to changes in foreign currency exchange rates due to financial assets and liabilities in foreign currency. The Company is exposed to foreign currency risk from assets and liabilities in CDN dollars, as described in the Market risks section.

Change in Write Down of Assets

During the year ended March 31, 2023, the Company had a write down of assets of $250,832 from the write down of goodwill recognized on the acquisition of Lion Truck Body which was unrelated to the write down of assets in the prior year. The annual increase in the write down of assets for the year ended March 31, 2022 compared to the prior year was $561,900, and was due to increased write downs of all-electric buses held as Property, Plant and Equipment.

Change in Loss for the Year and Loss per Common Share

The loss for the year ended March 31, 2023 increased by $33,937, or 0.2% compared to the prior year, and was due to an increase in the Company's gross profit, which more than offset increases in the Company's selling, general and administrative costs and other expenses. The loss for the year ended March 31, 2022 increased by $7,173,166 compared to the prior year, due to an increase in the Company's selling, general and administrative costs and other expenses, which were partially offset by an increase in the Company's gross profit compared to the prior year.

Loss per common share for the year ended March 31, 2023 declined by $0.05 per share, or 7.2%, due to the reduction in the loss for the year and the increase in the weighted average number of shares outstanding. Loss per common share for the year ended March 31, 2022 increased by $0.26 per share, or 60.5%, due to the increase in the loss for the year which was partially offset by the increase in the weighted average number of shares outstanding.

GreenPower Motor Company Inc. Management's Discussion and Analysis For the year ended March 31, 2023 Discussion dated: July 14, 2023

Changes in Consolidated Statements of Financial Position

The table below illustrates changes in selected components of GreenPower's consolidated financial position as of March 31, 2023 and March 31, 2022, and an explanation of changes in these components.

(Expressed in US Dollars)	March 31, 2023	March 31, 2022	Annual Change ($)	Explanation
Cash and restricted cash	$600,402	$6,888,322	(6,287,920)	See liquidity and capital resources sections of this report
Accounts receivable, net of allowances	10,273,376	2,916,991	7,356,385	Increase due to higher sales volumes in fiscal 2023 compared to fiscal 2022.
Inventory	41,609,234	32,254,854	9,354,380	Increase is primarily comprised of investments in vehicle WIP and finished goods to support higher sales volumes, as well as vehicle parts inventory.
Current assets	54,156,170	43,095,077	11,061,093	Increase is primarily due to increases in accounts receivable and inventory, net of a reduction in cash and restricted cash.
Finance lease receivables	2,970,356	3,395,739	(425,383)	Reduction due to lease payments received net of interest income recognized.
Right of use assets	4,845,738	116,678	4,729,060	Increase primarily related to addition of West Virginia lease and addition in Lion Truck Body acquistion, net of depreciation.
Property and equipment	2,604,791	3,443,317	(838,526)	Reduction primarily related to sale of property in California
Total assets	63,525,183	49,606,932	13,918,251	Primarily related to increases in current assets and right of use assets, net of reductions in finance lease receivables and property and equipment
Line of credit	6,612,232	5,766,379	845,853	See liquidity and capital resources sections of this report
Accounts payable and accrued liabilities	7,316,267	1,734,225	5,582,042	Primarily related to amounts due to suppliers for investments in inventory.
Current portion of deferred revenue	8,059,769	3,578,877	4,480,892	Primarily related to deposits received from Workhorse
Loans payable to related parties	3,287,645	-	3,287,645	See Related Party Transactions section of this report.
Current liabilities	26,500,278	11,513,607	14,986,671	Primarily related to increases in accounts payable, current portion of deferred revenue, and loans payable to related parties.
Long term portion of Deferred revenue	1,938,840	2,935,835	(996,995)	Primarily related to deferred revenue received in prior year that was recognized in revenue during the year ended March 31, 2023 for vehicle deliveries.
Lease liabilities	5,239,851	120,609	5,119,242	Increase due to increases in Right of Use Assets.
Term loan	610,218	-	610,218	Term loan assumed in acquisition of Lion Truck Body.
Deferred benefit on government grant	686,341	-	686,341	Present value of low interest rate benefit on assumed term loan to be recognized in income over the term of
Warranty liability	2,077,749	1,042,983	1,034,766	Increase due to warranty accrual on sales, net of warranty disbursements, during the year ended March 31, 2023.
Total liabilities	35,863,177	15,221,739	20,641,438	Due to increases in accounts payable, deferred revenue, loans payable to related parties, lease liabilities, term loan and contingent gain.
Shareholder's equity	$27,662,006	$34,385,193	(6,723,187)	Reduction due to increase in accumulated deficit, partially offset by increases in share capital from shares sold through the At the Market Equity offering and increases in reserves from stock options.

GreenPower Motor Company Inc. Management's Discussion and Analysis For the year ended March 31, 2023 Discussion dated: July 14, 2023

Cash flows

The following table summarizes cash flows from, and used in, operations, investing, financing, as well as the effect of foreign exchange, for the years ended March 31, 2023, 2022 and 2021:

	For the years ended
	March 31,	March 31,	March 31,
	2023	2022	2021
Cash flow from (used in) operations	$(14,757,939)	$(20,343,748)	$(16,392,222)
Cash flow from (used in) investing	303,191	(536,093)	(352,682)
Cash flow from (used in) financing	8,189,280	12,664,774	31,523,631
Foreign exchange on cash and restricted cash	(22,452)	(104,559)	(22,384)
Net (decrease) increase in
cash and restricted cash	$(6,287,920)	$(8,319,626)	$14,756,343

Operating activities

Cash flow used in operating activities amounted to $14.8 million for the year ended March 31, 2023. The Company generated a loss for the year of $15.0 million, which included approximately $5.5 million in non- cash depreciation, share based payments, accretion and accrued interest, amortization of deferred financing fees, foreign exchange loss, allowance for credit losses, and write down of assets. In addition, we made investments in working capital, including inventory of $8.9 million, accounts receivable of $7.3 million, which were partially offset by an increase in accounts payable of $5.8 million, and an increase in deferred revenue of $3.2 million.

Cash flow used in operating activities amounted to $20.3 million for the year ended March 31, 2022. GreenPower generated a loss for the year of $15.0 million, which included approximately $7.6 million in non-cash depreciation, share based payments, accretion and accrued interest, amortization of deferred financing fees, foreign exchange loss, allowance for credit losses, and write down of assets. In addition, we made investments in working capital, including inventory of $20.9 million, accounts receivable of $1.5 million, which were partially offset by an increase in accounts payable of $192,973, and an increase in deferred revenue of $6.4 million.

Cash flow used in operating activities amounted to $16.4 million for the year ended March 31, 2021. We generated a loss for the year of $7.8 million, which included approximately $3.9 million in non-cash depreciation, share based payments, accretion and accrued interest, amortization of deferred financing fees, foreign exchange loss, allowance for credit losses, and write down of assets. In addition, we made investments in working capital, including inventory of $8.8 million, accounts receivable of $3.5 million, an increase in accounts payable of $272,318, and an increase in the warranty liability of $254,604.

Investing activities

Cash flow from investing activities was $303,191 for the year ended March 31, 2023. During the year the Company received proceeds from the disposal of property totaling $874,184, net of fees, purchases of property and equipment totaled $355,993, and the Company's cash investment in the acquisition of Lion Truck Body totaled $215,000.

Cash flow used in investing activities was $536,093 for the year ended March 31, 2022 and was comprised of investments in EV equipment, automobiles, computers, furniture, leasehold improvements and other items. Net cash used in investing activities was $352,682 for the year ended March 31, 2021 and was comprised of investments in EV equipment, automobiles, computers, furniture, leasehold improvements and other items.

GreenPower Motor Company Inc. Management's Discussion and Analysis For the year ended March 31, 2023 Discussion dated: July 14, 2023

Financing activities

Cash flow from financing activities amounted to $8.2 million for the year-ended March 31, 2023. During the year the Company received gross proceeds from the issuance of shares on its ATM program of $4.9 million, received loans from related parties that totaled $3.0 million, drew $845,853 on the Company's line of credit, which were partially offset by equity offering costs and principal payments on the Company's lease liabilities.

Cash flow from financing activities amounted to $12.7 million for the year-ended March 31, 2022 due to $5.8 million from the company's operating line of credit, $6.3 million from the exercise of warrants, $1.2 million from the exercise of stock options, which were partially offset by principal payments on the Company's promissory note, principal payments on lease liabilities and other factors.

Cash flow from financing activities amounted to $31.5 million for the year-ended March 31, 2021 primarily due to gross proceeds of $37.7 million from the Company's initial public offering on the Nasdaq stock exchange and concurrent private placement, offset by issuance costs and other factors, as well as proceeds from the exercise of warrants, which were partially offset by repayment of loans from related parties and repayment of the Company's line of credit, and other factors.

Quarterly Results of Operations

Three months ended March 31, 2023

For the three-month period ended March 31, 2023 the Company generated revenues of $15,304,288, cost of sales of $12,954,808 yielding a gross profit of $2,349,480, related to the sale of 108 EV Star CC's, 6 EV Star Cargos, 3 EV Star Cargo Plus, 3 EV Stars, 1 BEAST Type D school bus, 2 EV 250's, as well as revenue from truck body manufacturing, revenue from the sale of vehicle parts and service, from vehicle transportation, and revenue from finance and operating leases. Operating costs consist of administrative fees of $2,231,376 relating to salaries, project management, finance, and administrative services; transportation costs of $153,682 which related to the use of trucks, trailers, contractors as well as other operational costs needed to transport company products around North America; insurance expense of $544,371; travel, accommodation, meals and entertainment costs of $227,118 related to travel for project management, demonstration of company products, and trade shows; product development costs of $719,906; interest and accretion of $437,284; professional fees of $406,407 consisting of legal and audit fees; as well as non-cash expenses including $468,444 of share-based compensation expense, recovery of an allowance for credit losses of $114,842 and depreciation of $402,673. Excluding a foreign exchange loss of $30,861, the remaining operating costs for the period amounted to $451,287 in general corporate expenses and a write down of goodwill of $250,832, resulting in a consolidated net loss of $3,859,919.

Three months ended March 31, 2022

For the three-month period ended March 31, 2022 the Company generated revenues of $4,313,964, cost of sales of $3,716,931 yielding a gross profit of $597,033, related to the sale of 8 BEAST school buses, 9 EV Star CC's and 2 EV Stars. Operating costs consist of administrative fees of $1,784,985 relating to salaries, project management, finance, and administrative services; transportation costs of $45,098 which related to the use of trucks, trailers, contractors as well as other operational costs needed to transport company products around North America; insurance expense of $439,765; travel, accommodation, meals and entertainment costs of $222,419 related to travel for project management, demonstration of company products, and trade shows; product development costs of $454,426; interest and accretion of $150,083; professional fees of $415,988 consisting of legal and audit fees; as well as non-cash expenses including $2,983,653 of share-based compensation expense, allowance for credit losses of $91,176 and depreciation of $269,273. Excluding a foreign exchange loss of $571, the remaining operating costs for the period amounted to $126,964 in general corporate expenses and a write down of assets of $607,579, resulting in a consolidated net loss of $7,076,553.

GreenPower Motor Company Inc. Management's Discussion and Analysis For the year ended March 31, 2023 Discussion dated: July 14, 2023

Three months ended March 31, 2021

For the three-month period ended March 31, 2021 the Company generated revenues of $4,657,831, cost of sales of $3,489,800 yielding a gross profit of $1,168,031, related to the sale of 30 EV Stars that were previously on lease, the delivery of 5 EV 250s for which the Company provided lease financing and which were accounted for as finance leases, and from the sale of spare parts. Operating costs consist of administrative fees of $977,812 relating to salaries, project management, finance, and administrative services; transportation costs of $41,558 which related to the use of trucks, trailers, contractors as well as other operational costs needed to transport company products around North America; insurance expense of $266,380; travel, accommodation, meals and entertainment costs of $38,308 related to travel for project management, demonstration of company products, and trade shows; product development costs of $296,164; interest and accretion of $175,450; professional fees of $210,448 consisting of legal and audit fees; as well as non-cash expenses including $1,278,194 of share-based compensation expense, allowance for credit losses of $338,818 and depreciation of $82,150. Excluding a foreign exchange loss of $69,256, the remaining operating costs for the period amounted to $137,352 in general corporate expenses and a write down of assets of $45,679, resulting in a consolidated net loss of $2,788,149.

A summary of selected information for each of the last eight quarters is presented below:

	Three Months Ended
		December 31,	September 30,	June 30,
	March 31,	2022	2022	2022
	2023	(Note 1)	(Note 1)	(Note 1)
Financial results
Revenues	$15,304,288	$12,803,038	$7,737,459	$3,851,105
Loss for the period	(3,859,919)	(3,376,204)	(3,482,163)	(4,325,571)
Basic and diluted earnings/(loss) per share	$(0.16)	$(0.14)	$(0.15)	$(0.19)
Balance sheet data
Working capital (Note 2)	27,655,892	25,660,309	26,643,011	28,331,760
Total assets	63,525,183	65,936,534	61,920,873	56,671,910
Shareholders' equity	27,662,006	27,302,791	29,104,670	31,699,459

	Three Months Ended
	March 31,	December 31,	September 30,	June 30,
	2022	2021	2021	2021
Financial results
Revenues	$4,313,964	$5,313,352	$4,629,371	$2,980,086
Loss for the period	(7,076,553)	(2,958,456)	(2,713,288)	(2,261,623)
Basic and diluted earnings/(loss) per share	$(0.32)	$(0.13)	$(0.12)	$(0.11)
Balance sheet data
Working capital (Note 2)	31,581,470	29,385,551	31,327,058	31,391,694
Total assets	49,606,932	42,244,573	40,864,596	40,930,620
Shareholders' equity	34,385,193	35,372,237	36,700,920	36,967,980

1) - The Company has restated the quarters ended December 31, 2022, September 30, 2022 and June 30, 2022 in the table above for (i) the allocation of certain costs of conversion to inventory pursuant to IAS 2, and (ii) the determination that certain customer deposits have a financing component pursuant to IFRS 15. For the quarters ended December 31, 2022, September 30, 2022 and June 30, 2022, the changes increased revenue by $31,858, $10,998 and nil respectively, changed earnings / (loss) by ($7,391), ($44,928), and $20,615 respectively, changed working capital by ($31,706), ($24,315), and $20,615 respectively, changed total assets by $271,460, $220,081, and $158,315 respectively, and changed shareholder's equity by ($31,706), ($24,315) and $20,614 respectively.

GreenPower Motor Company Inc. Management's Discussion and Analysis For the year ended March 31, 2023 Discussion dated: July 14, 2023

2) - Working capital defined as Total Current Assets minus Total Current Liabilities

Changes in Quarterly Results

GreenPower's revenue increased in each of the four quarters during the fiscal year ended March 31, 2023. The quarterly increase in revenues was largely driven by quarter over quarter increases in Vehicle Deliveries, but was also impacted by the acquisition of Lion Truck Body during the quarter ended September 30, 2022. Revenues in each of the four quarters ended March 31, 2023 were higher than the same quarter in the prior year due to higher Vehicle Deliveries during the current year compared to the prior year. The loss for the year ended March 31, 2023 of $15.0 million was similar to the loss for the year ended March 31, 2022 of $15.0 million, however the quarterly loss in each of the four quarters ended March 31, 2023 was greater than the comparable quarter of the prior year, with the exception of the loss for the quarter ended March 31, 2023 of $3.9 million compared to the loss of $7.0 million during the quarter ended March 31, 2022 which was largely due to higher gross profit and lower share based payment costs during the quarter ended March 31, 2023 compared to the prior year.

GreenPower's total assets increased to $63.5 million as at March 31, 2023 from $40.9 million as at June 30, 2021. The increase in assets over the period was largely the result of increases in inventory and accounts receivable, both of which were driven by higher vehicle production and revenues over the same period. During the four quarters ended March 31, 2023, GreenPower's working capital ranged between a low of $25.7 million as at December 31, 2022 and a high of $28.3 million as at June 30, 2022, compared to higher levels of working capital in each of the four quarters of the prior year, which ranged between a low of $29.4 million as at December 31, 2021 and a high of $31.6 million as at March 31, 2022. The lower working capital levels in the current year compared to the prior year was largely the result of higher current liabilities in the current year compared to the prior year, which more than offset increases in current assets in the current year compared to the prior year.

The following table summarizes Vehicle Deliveries pursuant to vehicle leases and vehicle sales for the last eight quarters:

	For the three months ended
	March 31,	December 31,	September 30,	June 30,
	2023	2022	2022	2022
Vehicle Sales
EV Star (Note 1)	120	100	50	18
Nano BEAST and BEAST school bus	1	1	4	3
EV 250	2	0	0	0
Vehicle Deliveries (Note 3)	123	101	54	21

	For the three months ended
	March 31,	December 31,	September 30,	June 30,
	2022	2021	2021	2021
Vehicle Sales
EV Star (Note 1, 2)	11	15	32	6
Nano BEAST and BEAST school bus	8	8	2	0
Total	19	23	34	6
Vehicle Leases
EV Star (Note 1, 2)	0	0	10	1
Vehicle Deliveries (Note 3)	19	23	44	7

GreenPower Motor Company Inc. Management's Discussion and Analysis For the year ended March 31, 2023 Discussion dated: July 14, 2023

1) Includes various models of EV Stars

2) 14 leases entered into during the quarter ended June 30, 2021 were cancelled and subsequently sold during the quarter ended September 20, 2021. These vehicles are excluded from June 30, 2021 vehicle leases and included in September

3) "Vehicle Deliveries", as reflected above, is a supplementary performance metric, that management believes provides useful information regarding the business activity of the Company during a quarter or year. Vehicle Deliveries is vehicles that have been sold or leased to a customer during a quarter or a year, as determined by management. The models of vehicles included in Vehicle Deliveries will vary over time, such that Vehicle Deliveries in one period may not be comparable to Vehicle Deliveries in another period. Vehicle Deliveries is not a financial metric, and vehicle deliveries is not an indication of the Company's financial performance in a given period. While management considers Vehicle Deliveries to be a useful supplementary performance metric, users are cautioned to consider other factors to evaluate GreenPower's business.

The following tables summarize Total Cash Expenses for the last eight quarters:

	For the three months ended
		December 31,	September 30,	June 30,
	March 31,	2022	2022	2022
	2023	(Note 1)	(Note 1)	(Note 1)
Total sales, general and administrative costs	$5,490,422	$5,208,592	$4,718,257	$5,118,011
Plus:
Interest and accretion	437,284	465,188	387,661	259,636
Foreign exchange loss/(gain)	30,861	-	1,108	(1,072)
Less:
Depreciation	(402,673)	(330,522)	(290,420)	(195,608)
Share-based payments	(468,444)	(500,933)	(967,341)	(1,709,175)
Amortization of deferred financing fees	-	-	-	-
(Increase)/decrease in warranty liability	(318,063)	(377,218)	(239,847)	(99,639)
(Allowance) / recovery for credit losses	114,842	(235,032)	53,994	(28,957)

Total Cash Expenses (Note 2)	$4,884,229	$4,230,075	$3,663,412	$3,343,196

	For the three months ended
	March 31,	December 31,	September 30,	June 30,
	2022	2021	2021	2021
Total sales, general and administrative costs	$6,916,671	$4,277,630	$3,942,146	$2,926,110
Plus:
Interest and accretion	150,083	94,103	87,211	184,271
Foreign exchange loss/(gain)	371	62,772	100	1,874
Less:
Depreciation	(269,273)	(127,210)	(133,113)	(132,363)
Share-based payments	(2,983,653)	(1,109,505)	(934,804)	(743,513)
Amortization of deferred financing fees	(78,113)	(80,808)	(80,409)	(177,408)
(Increase)/decrease in warranty liability	20,970	13,817	(40,177)	(87,412)
(Allowance) / recovery for credit losses	91,176	(87,644)	(27,142)	14,670

Total Cash Expenses (Note 2)	$3,848,232	$3,043,155	$2,813,812	$1,986,229

1) - The Company has restated the quarters ended December 31, 2022, September 30, 2022 and June 30, 2022 in the table above for (i) the allocation of certain costs of conversion to inventory pursuant to IAS 2, and (ii) the determination that certain customer deposits have a financing component pursuant to IFRS 15. For the quarters ended December 31, 2022, September 30, 2022 and June 30, 2022, the changes decreased total sales, general and administrative costs by $738,309, $203,337 and $214,985 respectively and increased interest and accretion by $90,627, $117,694, and $137,700 respectively.

GreenPower Motor Company Inc. Management's Discussion and Analysis For the year ended March 31, 2023 Discussion dated: July 14, 2023

2) Total Cash Expenses", as reflected above, is a non-IFRS measure which is defined as sales, general and administrative costs plus interest and accretion, plus/(less) foreign exchange loss/(gain), less depreciation, less share-based payments less amortization of deferred financing fees, plus/(less) the decrease/(increase) in warranty liability, plus / (less) the (allowance) / recovery for credit losses. Total Cash Expenses is a measure used by management as an indicator of sales, general and administrative, interest and accretion, and foreign exchange costs that excludes the impact of certain non-cash charges. Management believes that Total Cash Expenses provides a measure of cash expenses from the operations of the business. However, Total Cash Expenses is not a measure of financial performance under IFRS and should not be considered a substitute for other financial measures of performance. Total Cash Expenses as calculated by GreenPower may not be comparable to Total Cash Expenses as calculated and reported by other companies.

The following tables summarize Adjusted EBITDA for the last eight quarters:

	For the three months ended
		December 31,	September 30,	June 30,
	March 31,	2022	2022	2022
	2023	(Note 1)	(Note 1)	(Note 1)

Loss for the period	$(3,859,919)	$(3,376,204)	$(3,482,163)	$(4,325,571)
Plus:
Depreciation	402,673	330,522	290,420	195,608
Interest and accretion	437,284	465,188	387,661	259,636
Share-based payments	468,444	500,933	967,341	1,709,175
Allowance / (recovery) for credit losses	(114,842)	235,032	(53,994)	28,957
Increase/(decrease) in warranty liability	318,063	377,218	239,847	99,639

Adjusted EBITDA (Note 2)	$(2,348,297)	$(1,467,311)	$(1,650,888)	$(2,032,556)

	For the three months ended
	March 31,	December 31,	September 30,	June 30,
	2022	2021	2021	2021

Loss for the period	$(7,076,553)	$(2,958,456)	$(2,713,288)	$(2,261,623)
Plus:
Depreciation	269,273	127,210	133,113	132,363
Interest and accretion	150,083	94,103	87,211	184,271
Share-based payments	2,983,653	1,109,505	934,804	743,513
Allowance / (recovery) for credit losses	(91,176)	87,644	27,142	(14,670)
Increase/(decrease) in warranty liability	(20,970)	(13,817)	40,177	87,412

Adjusted EBITDA (Note 2)	$(3,785,690)	$(1,553,811)	$(1,490,841)	$(1,128,734)

1) - The Company has restated the quarters ended December 31, 2022, September 30, 2022 and June 30, 2022 in the table above for (i) the allocation of certain costs of conversion to inventory pursuant to IAS 2, and (ii) the determination that certain customer deposits have a financing component pursuant to IFRS 15. For the quarters ended December 31, 2022, September 30, 2022 and June 30, 2022, the changes changed earnings / (loss) by ($7,391), ($44,928), and $20,615 respectively, and increased interest and accretion by $90,627, $117,694, and $137,700 respectively.

2) "Adjusted EBITDA", as reflected above, is a non-IFRS measure, which is defined as loss for the period (for quarterly periods), or loss for the year (for annual periods) plus depreciation, plus interest and accretion, plus share-based payments, plus / (less) the allowance / (recovery) for credit losses, plus / (less) the increase / (decrease) in the warranty liability, plus taxes. Adjusted EBITDA is a measure used by management as an indicator of profitability since it excludes the impact of movements in working capital items, certain non-cash charges, and financing costs. Therefore, Adjusted EBITDA gives the investor information as to the cash generated from the operations of a business. However, Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for other financial measures of performance. Adjusted EBITDA as calculated by GreenPower may not be comparable to Adjusted EBITDA as calculated and reported by other companies. The most comparable IFRS measure to Adjusted EBITDA is net income.

GreenPower Motor Company Inc. Management's Discussion and Analysis For the year ended March 31, 2023 Discussion dated: July 14, 2023

Liquidity

The Company's capital management objective is to obtain sufficient capital to develop new business opportunities for the benefit of its shareholders. To meet these objectives, management monitors the Company's ongoing capital requirements on specific business opportunities on a case-by-case basis. The capital structure of the Company consists of cash, operating line of credit, the term loan, loans from related parties and equity attributable to common shareholders, consisting of issued share capital and deficit. On September 16, 2022 the Company established an at the market equity program (the ATM program) under which the Company may issue, at its discretion, up to $20 million of common shares from treasury to the public. During the period ended March 31, 2023 the Company issued a total of 1,565,268 shares under the ATM program for gross proceeds of $4,895,826. The ATM offering remains open and future shares may be issued up to the total remaining offering amount, at management's discretion.

At March 31, 2023, the Company has a cash balance of $600,402 and working capital, defined as current assets minus current liabilities, of $27,655,892. The Company's line of credit has a maximum credit limit of up to $8,000,000 and amounts available on the line of credit in excess of $5,000,000 are subject to margining requirements, and as at March 31, 2023 the Line of Credit had a drawn balance of $6,612,232. The Company manages its capital structure and makes adjustments to it based on available funds to the Company. The Company may continue to rely on additional financings and the sale of its inventory to further its operations and meet its capital requirements to manufacture EV vehicles, expand its production capacity and further develop its sales, marketing, engineering, and technical resources.

As at the date of this report, the Company has a drawn balance of nil on its operating line of credit, and a cash balance in excess of $1.5 million. The Company's ability to achieve its business objectives is subject to material uncertainty which casts substantial doubt upon the Company's ability to continue as a going concern. The Company will continue to rely on additional financings to further its operations and meet its capital requirements.

Capital Resources

Year ended March 31, 2023 and up to the date of this report

Authorized Share Capital

Unlimited number of common shares without par value

Unlimited number of preferred shares without par value

Issued Share Capital:

During the year ended March 31, 2023, the Company issued a total of 1,568,590 common shares, including 1,565,268 shares issued under the At the Market Offering (ATM), and 3,322 shares from the exercise of options.

GreenPower Motor Company Inc. Management's Discussion and Analysis For the year ended March 31, 2023 Discussion dated: July 14, 2023

During the year ended March 31, 2022, the Company issued a total of 2,255,478 common shares, including 1,925,656 shares from the exercise of warrants, and 329,822 shares from the exercise of options. As at March 31, 2023 and March 31, 2022 the Company had no shares held in escrow.

At the Market Offering

In September 2022 the Company filed a prospectus supplement to its short form base shelf prospectus, pursuant to which the Company may, at its discretion and from time to time, sell common shares of the Company for aggregate gross proceeds of up to $20,000,000. The sale of common shares is to be made through "at-the-market distributions" ("ATM") on the NASDAQ stock exchange. During the year ended March 31, 2023, the Company sold 1,565,268 common shares under the ATM program for gross proceeds of $4,895,826.

The Company incurred approximately $217,000 in professional fees and other direct expenses in connection with the prospectus offering and the ATM, which was included in share issuance costs for the year ended March 31, 2023 (2022 - $Nil).

Between April 1, 2023 and April 17, 2023 the Company issued a total of 188,819 shares under the ATM program at a weighted average price of $2.7587 per share for gross proceeds of $520,892 before transaction fees.

The Company has two incentive stock option plans whereby it grants options to directors, officers, employees, and consultants of the Company, the 2023 Equity Incentive Plan (the "2023 Plan") which was adopted in order to grant awards to people in the United States, and the 2022 Equity Incentive Plan (the "2022 Plan").

2023 Plan

Effective February 21, 2023 GreenPower adopted the 2023 Plan which was approved by shareholders at our Annual General Meeting on March 28, 2023 in order to grant stock options or non-stock option awards to people in the United States. Under the 2023 Plan GreenPower can issue stock options that are considered incentive stock options, which are stock options that qualify for certain favorable tax treatment under U.S. tax laws. Nonqualified stock options are stock options that are not incentive stock options. The aggregate fair market value on the date of grant of Shares with respect to which incentive stock options are exercisable for the first time by an optionee subject to tax in the United States during any calendar year must not exceed US$100,000, or such other limit as may be prescribed by the Internal Revenue Code. Non- stock option awards means a right granted to an award recipient under the 2023 Plan, which may include the grant of stock appreciation rights, restricted awards or other equity-based awards. No stock options have been issued under the 2023 Plan as at March 31, 2023.

2022 Plan

Effective April 19, 2022 GreenPower adopted the 2022 Equity Incentive Plan (the "2022 Plan"), which was further ratified on February 21, 2023, and which replaced the 2019 Plan. Under the 2022 Plan the Company can grant equity-based incentive awards in the form of stock options ("Options"), restricted share units ("RSUs"), performance share units ("PSUs") and deferred share units ("DSUs"). RSU's, DSU's and PSU's are collectively referred to as "Performance Based Awards". The 2022 Plan is a Rolling Plan for Options and a fixed-plan for Performance-Based Awards such that the aggregate number of Shares that: (i) may be issued upon the exercise or settlement of Options granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements), shall not exceed 10% of the Company's issued and outstanding Shares from time to time, and (ii) may be issued in respect of Performance-Based Awards granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements) shall not exceed 2,467,595. No performance-based awards have been issued as at March 31, 2023 or as at March 31, 2022. The 2022 Plan is considered an "evergreen" plan, since Options which have been exercised, cancelled, terminated, surrendered, forfeited or expired without being exercised shall be available for subsequent grants under the 2022 Plan and the number of awards available to grant increases as the number of issued and outstanding Shares increases.

GreenPower Motor Company Inc. Management's Discussion and Analysis For the year ended March 31, 2023 Discussion dated: July 14, 2023

Stock Option Plans from Prior Periods

On May 14, 2019, the Company replaced the 2016 Plan with a Rolling Stock Option Plan (the "2019 Plan"). Under the terms of the 2019 Plan, the aggregate number of Options that can be granted under the 2019 Plan cannot exceed ten (10%) of the total number of issued and outstanding Shares, calculated on a non- diluted basis. The exercise price of options granted under the 2019 Plan may not be less than the minimum prevailing price permitted by the TSXV policies with a maximum term of 10 years. On March 9, 2016, the shareholders approved the previous stock option plan which initially allowed for the issuance of up to 1,491,541 shares and which was subsequently further increased to allow up to 2,129,999 shares to be issued under the plan (the "2016 Plan"). Prior to the adoption of the 2016 Plan, the Company had adopted an incentive stock option plan (the "Plan"), whereby it could grant options to directors, officers, employees, and consultants of the Company.

The Company had the following incentive stock options granted under the 2022 Plan, the 2019 Plan, and 2016 Plan that are issued and outstanding as at March 31, 2023:

		Exercise	Balance			Forfeited	Balance
Expiry Date		Price	March 31, 2022	Granted	Exercised	or Expired	March 31, 2023
May 26, 2022	CDN	$5.25	5,357	-	-	(5,357)	-
December 18, 2022	CDN	$3.15	14,286	-	-	(14,286)	-
May 4, 2023	CDN	$3.50	68,571	-	(2,857)	(8,570)	57,144
November 30, 2023	CDN	$3.01	50,000	-	-	-	50,000
February 12, 2024	CDN	$3.50	73,214	-	-	(1,427)	71,787
January 30, 2025	CDN	$2.59	281,787	-	(465)	(26,682)	254,640
February 11, 2025	CDN	$8.32	50,000	-	-	-	50,000
July 3, 2025	CDN	$4.90	41,787	-	-	(25,716)	16,071
November 19, 2025	US	$20.00	300,000	-	-	-	300,000
December 4, 2025	US	$20.00	20,000	-	-	-	20,000
May 18, 2026	CDN	$19.62	139,650	-	-	(66,375)	73,275
December 10, 2026	CDN	$16.45	658,000	-	-	(104,500)	553,500
July 4, 2027	CDN	$4.25	-	15,000	-	-	15,000
November 2, 2027	US	$2.46	-	60,000	-	(50,000)	10,000
February 14, 2028	CDN	$3.80	-	660,000	-	(15,000)	645,000
March 28, 2028	CDN	$2.85	-	100,000	-	-	100,000
Total outstanding			1,702,652	835,000	(3,322)	(317,913)	2,216,417
Total exercisable			700,957				1,265,128
Weighted Average
Exercise Price (CDN$)			$12.94	$3.66	$3.37	$11.16	$10.72
Weighted Average Remaining Life			3.5 years				3.4 years

As at March 31, 2023, there were 255,246 stock options available for issuance under the 2023 and 2022 plan and 2,467,595 performance based awards available for issuance under the 2023 Plan and the 2022 Plan. During the year ended March 31, 2023, 317,913 options were forfeited or expired.

On July 4, 2022, the Company granted 15,000 options to an employee with a term of five years and an exercise price of CDN$4.25 per share which vest 25% after 4 months, and after years 1, 2, and 3.

On November 2, 2022, the Company granted 60,000 options to employees with a term of five years and an exercise price of US$2.46 per share which vest 25% after 4 months, and after years 1, 2, and 3.

GreenPower Motor Company Inc. Management's Discussion and Analysis For the year ended March 31, 2023 Discussion dated: July 14, 2023

On February 14, 2023, the Company granted 660,000 options with a term of five years and an exercise price of CDN$3.80 per share, comprised of:

• 420,000 stock options to officers and directors which vest 25% after 4 months, and then 25% after six months, nine months and twelve months;

• 225,000 stock options to employees which vest 25% after 4 months, and then 25% after years 1, 2, and 3;

• 15,000 stock options to a consultant which vest 25% after 4 months, and then 25% after six months, nine months and twelve months;

On March 28, 2023 the Company granted 100,000 stock options to employees. The stock options have an exercise price of CDN$2.85 per share, a term of 5 years, and are exercisable after 4 months, and then 25% after years 1, 2, and 3.

During the year ended March 31, 2023, 3,322 common shares were issued pursuant to the exercise of stock options and 317,913 options were forfeited or expired.

During the year ended March 31, 2023, the Company incurred share-based compensation expense with a measured fair value of $3,645,893. The fair value of the options granted and vested were recorded as share- based payments on the Consolidated Statements of Operations.

Subsequent to the end of the reporting period:

• Between April 13, 2023 and May 1, 2023 the Company issued 42,858 common shares pursuant to the exercise of stock options at an exercise price of CDN$3.50 per share for gross proceeds of CDN$150,003.

• On May 4, 2023 14,286 stock options exercisable at CDN$3.50 per share expired unexercised.

• Between April 1 2023 and June 30, 2023, 74,761 stock options exercisable at a weighted average share price of $5.54 were forfeited.

As at March 31, 2023 and as at March 31, 2022 the Company had an outstanding warrant balance of nil.

Investing Activities

For the year ended March 31, 2023

See the Operations and Capital Resources sections above for a summary of the Company activities during the year ended March 31, 2023.

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

GreenPower Motor Company Inc. Management's Discussion and Analysis For the year ended March 31, 2023 Discussion dated: July 14, 2023

Related Party Transactions

A summary of compensation for directors, officers and key management personnel is as follows:

	For the Years Ended
	March 31, 2023	March 31, 2022	March 31, 2021
Salaries and Benefits (1)	$580,774	$575,255	$473,841
Consulting fees (2)	396,250	396,456	251,007
Non-cash Options Vested (3)	2,100,717	3,242,528	1,698,487
Accommodation and Rentals (4)	-	-	5,749
Total	$3,077,741	$4,214,239	$2,429,084

1) Salaries and benefits incurred with directors and officers are included in Salaries and administration on the Consolidated Statements of Operations and Comprehensive Loss.

2) Consulting fees included in Salaries and administration on the Consolidated Statements of Operations and Comprehensive Loss are paid to the Chairman and CEO for management consulting services, and includes Director's Fees paid to GreenPower's four independent directors.

3) Amounts recognized for related party stock-based compensation are included in Share-based payments on the Consolidated Statements of Operations.

4) Includes accommodation expense paid to Stage Coach Landing, Inc., a company that the CEO and Chairman of GreenPower was previously an officer and director, and truck and trailer rental fees paid to Maple Leaf Equipment Aircraft and Recovery Inc., a company that the CEO and Chairman of GreenPower was previously an officer and director. These costs are expensed on the Consolidated Statements of Operations and Comprehensive Loss.

Accounts payable and accrued liabilities at March 31, 2023 included $208,215 (March 31, 2022 - $243,773) owed to officers, directors, and companies controlled by officers and directors, and shareholders, which is non-interest bearing, unsecured and has no fixed terms of repayment.

During the year ended March 31, 2023, the Company received loans totaling CAD$3,670,000 and US$25,000 from a company that is beneficially owned by the CEO and Chairman of the Company, and CAD$250,000 was loaned to the Company from a company beneficially owned by a Director of the Company. The loans bear interest at 12.0% per annum plus such additional bonus interest, if any, as may be agreed to and approved by GreenPower's Board of Directors at a later date. The loans from a company that is beneficially owned by the CEO and Chairman of the Company matured on March 31, 2023, and the loan from a company beneficially owned by a Director of the Company was repaid during June 2023.

The Company has agreed to grant the lenders a general security assignment on the assets of GreenPower Motor Company Inc., which will be subordinated to any security assignment of senior lenders. A director of the Company and the Company's CEO and Chairman have each provided personal guarantees of $2,510,000, or $5,020,000 in total to support the Company's $8 million operating line of credit. In consideration for these guarantees, in June 2018 the Company issued 628,571 non-transferrable common share purchase warrants exercisable at an exercise price of CDN $4.55 per share and in March 2019 the Company issued 685,714 non-transferrable common share purchase warrants exercisable at an exercise price of CDN $4.20 per share. During the year ended March 31, 2022 the director of the Company and the Company's CEO and Chairman exercised all of these warrants for 1,314,285 common shares of the Company.

GreenPower Motor Company Inc. Management's Discussion and Analysis For the year ended March 31, 2023 Discussion dated: July 14, 2023

New and Amended Standards

Adoption of accounting standards

Certain new accounting standards have been published by the IASB or the IFRS Interpretations Committee that are effective for annual reporting periods beginning on or after January 1, 2022. These changes were reviewed by management and did not cause a change to the Company's financial statements.

Future accounting pronouncements

Certain new accounting standards and interpretations have been published by the IASB that are not mandatory for the March 31, 2023 reporting period, as summarized in the following table:

Mandatorily effective for periods beginning on or after January 1, 2023	Mandatorily effective for periods beginning on or after January 1, 2024
IFRS 17 - Insurance Contracts	IFRS 16 - Leases (liability in a sale and leaseback)
IAS 1 - Presentation of Financial Statements and IFRS Practice Statement 2 (Disclosure of Accounting Policies)	IAS 1 - Presentation of Financial Statements (classification of liabilities as current or non current)
IAS 8 - Accounting policies, Changes in Accounting Estimates and Errors (Definition of Accounting Estimates)	IAS 1 - Presentation of Financial Statements (Non current liabilities with covenants)
IAS 12 - Income taxes (Deferred tax related to assets and liabilities arising from a single transaction)

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective. The Company has not early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its consolidated financial statements.

Internal Controls over Financial Reporting

Evaluation of Disclosure Controls and Procedures

Management, with the participation of our Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining disclosure controls and procedures (DC&P) (as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f) under the U.S. Securities and Exchange Act of 1934 and under National Instrument 52-109). Management evaluated the effectiveness of our disclosure controls and procedures as of March 31, 2023.

Based on the evaluation performed as of March 31, 2023, as a result of the material weaknesses in internal control over financial reporting that are described below in Management's Report on Internal Control Over Financial Reporting, our Chief Executive Officer and Chief Financial Officer determined that our disclosure controls and procedures were not effective as of such date.

GreenPower Motor Company Inc. Management's Discussion and Analysis For the year ended March 31, 2023 Discussion dated: July 14, 2023

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f) under the U.S. Securities and Exchange Act of 1934 and under National Instrument 52-109.

The Company acquired Lion Truck Body Inc. ("Lion") effective July 7, 2022. The financial information for this acquisition is included in this MD&A and in Note 21 to the annual consolidated financial statements. Since the date of the acquisition to March 31, 2023 Lion contributed $1,897,605 in revenue and its impact to consolidated earnings for the period was ($864,996), including a writedown of $250,832 in goodwill that was recorded on the acquisition. National Instrument 52-109 and the U.S. Securities and Exchange Commission provide an exemption whereby companies undergoing acquisitions can exclude the acquired business in the year of acquisition from the scope of testing and assessment of design and operational effectiveness of controls over financial reporting. Due to the complexity associated with assessing internal controls during integration of the business, the Company has utilized the scope exemption as it relates to this acquisition in its management report on internal controls over financial reporting for the year ended March 31, 2023.

A company's internal control over financial reporting is a process designed by, or under the supervision of, its Chief Executive Officer and Chief Financial Officer, and effected by such company's board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

• pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

• provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

• provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company's annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

Management, with the participation of our Chief Executive Officer and Chief Financial Officer, has conducted an evaluation of the effectiveness of our internal control over financial reporting as of March 31, 2023, based on the framework set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that the Company did not maintain effective internal control over financial reporting as of March 31, 2023 due to the following material weaknesses in its internal control over financial reporting:

• We did not design and maintain effective controls over revenues or the bank reconciliation process.

GreenPower Motor Company Inc. Management's Discussion and Analysis For the year ended March 31, 2023 Discussion dated: July 14, 2023

• We did not design and maintain effective controls to account for transactions related to inventory and capital asset and to ensure that transactions were recorded in the correct period.

• We did not design and maintain effective controls over the accounting treatment relating to complex transactions and for business combinations.

Accordingly, management has concluded that these control deficiencies constitute material weaknesses

Remediation Efforts

Management is focused on developing, designing and implementing effective internal controls measures to improve our internal control over financial reporting and remediate the material weaknesses we identified. Our internal control remediation efforts include the following:

• We are improving internal controls and processes over revenue and the bank reconciliation process

• We are designing and implementing controls to account for transactions related to inventory and capital assets and to ensure that transactions were recorded in the correct period.

• We have retained an external financial controls consultant to assist (i) reviewing our current processes, procedures, and systems and assessing the design of controls to identify opportunities to enhance the design of controls that would address relevant risks identified by management, and (ii) enhancing and implementing protocols to retain sufficient documentary evidence of operating effectiveness of such controls;

• We are in the process of hiring additional qualified accounting resources and professionals to manage the implementation of improved internal controls over financial reporting;

In preparing our consolidated financial statements as of March 31, 2022 and 2021 and for the fiscal years ended March 31, 2022, 2021 and 2020, a material weakness was identified in our control environment related to errors that were made in determining the components of revenue and cost of sales at lease inception for leases that were determined to be finance leases, and in the calculation of revenue and cost of sales associated with cancelled leases. We corrected these errors and restated the presentation of revenue and cost of sales in our consolidated revenue and cost of sales in the consolidated statements of operations for the years ended March 31, 2021 and 2020. Management has taken steps to ensure the control deficiencies contributing to the material weakness will be remediated, including hiring of additional financial reporting and accounting staff, however management identified that as at March 31, 2023 a material weakness existed in that we did not design and maintain effective controls over the accounting treatment relating to complex transactions and for business combinations, which indicates this material weakness has not been remediated as at March 31, 2023.

Management intends to focus on the internal control remediation efforts identified above in order to address and resolve the material weaknesses in internal controls over financial reporting that existed as at March 31, 2023.

Attestation Report of the Registered Public Accounting Firm

This MD&A does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report is not subject to attestation by the Company's registered public accounting firm pursuant to rules of the SEC that permit the Company to provide only management's report in this Annual Report.

Changes In Internal Control Over Financial Reporting

During our fourth quarter and year ended ended March 31, 2023, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act and NI 52-109) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

GreenPower Motor Company Inc. Management's Discussion and Analysis For the year ended March 31, 2023 Discussion dated: July 14, 2023

Limitation on Effectiveness Controls and Procedures

The effectiveness of any system of internal control over financial reporting, including ours, is subject to inherent limitations, including the exercise of judgment in designing, implementing, operating, and evaluating the controls and procedures, and the inability to eliminate misconduct completely. Accordingly, any system of internal control over financial reporting, including ours, no matter how well designed and operated, can only provide reasonable, not absolute assurances. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. We intend to continue to monitor and upgrade our internal controls as necessary or appropriate for our business, but there can be no assurance that such improvements will be sufficient to provide us with effective internal control over financial reporting.

Critical Accounting Estimates and Judgements

In preparing our consolidated financial statements, management is required to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to critical accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting judgements

i. The determination of the functional currency of the Company and of each entity within the consolidated Company.

ii. The Company's ability to achieve its business objectives is subject to material uncertainty which casts substantial doubt upon the Company's ability to continue as a going concern.

Critical accounting estimates and assumptions

i. The determination of the discount rates used to discount the promissory note receivable, term loan, the deferred benefit of government assistance, finance lease receivables and lease liabilities

ii. The estimated accrual rate for the warranty provision on the sale of all-electric vehicles

iii. The classification of leases as either financial leases or operating leases

iv. The determination that the Company is not involved in any legal matters that require a provision

v. The determination of an allowance for doubtful accounts on the Company's trade receivables

vi. The valuation of tangible assets and financial liabilities acquired in the Lion Truck Body (LTB) Inc. transaction and the determination that $250,832 in goodwill from the acquisition of Lion Truck Body Inc. was impaired as at March 31, 2023, and was written off

vii. The estimate of the useful life of equipment

viii. The estimate of the net realizable value of inventory

ix. The estimated value of the deferred benefit of government assistance

GreenPower Motor Company Inc. Management's Discussion and Analysis For the year ended March 31, 2023 Discussion dated: July 14, 2023

x. Estimates underlying the recognition of proceeds from government vouchers and grants

xi. Estimates underlying the determination of the carrying value of the West Virginia lease liability and right of use asset

xii. Estimates underlying the calculation of deferred income tax assets and deferred income tax recovery

xiii. The determination of overheads to be allocated to inventory and charged to cost of sales

Financial Instruments

The Company's financial instruments financial instruments consist of cash, accounts receivable, promissory note receivable, finance lease receivables, line of credit, loans payable to related parties, term loan, accounts payable and accrued liabilities, other liabilities, and lease liabilities.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1:Unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2:Inputs other than quoted prices that are observable for the asset or liabilities either directly or indirectly; and

Level 3:Inputs that are not based on observable market data

The fair value of the Company's financial instruments approximates their carrying value, unless otherwise noted.

Credit risk

The Company's exposure to credit risk is on its cash, accounts receivable, promissory note receivable, and on its finance lease receivables. The maximum exposure to credit risk is their carrying amounts in the consolidated statement of Financial Position.

Cash consists of cash bank balances held in major financial institutions in Canada and the United States with a high credit quality and therefore the Company is exposed to minimal risk. The Company assesses the credit risk of its account receivable, finance lease receivables and promissory note receivable at each reporting period end and on an annual basis. As at March 31, 2023 the Company recognized an allowance for credit losses of $139,370 (2022 - $44,579) against its accounts receivable. During the year ended March 31, 2023 the Company recognized an impairment of nil on accounts receivable related to finance lease receivables (2022 - $43,261).

The following table provides a continuity of allowance for doubtful accounts on accounts receivable:

	March 31, 2023	March 31, 2022
Allowance for doubtful accounts, beginning of year	$44,579	$35,639
plus: new allowance recognized	139,370	44,579
less: allowance collected	(44,579)	(35,639)

Allowance for doubtful accounts, end of year	$139,370	$44,579

GreenPower Motor Company Inc. Management's Discussion and Analysis For the year ended March 31, 2023 Discussion dated: July 14, 2023

Liquidity risk

The Company tries to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's cash balances and available liquidity on the Company's $8 million operating line of credit. The Company's cash is invested in bank accounts at major financial institutions in Canada and the United States and is available on demand. The continuation of the Company as a going concern is dependent on future cash flows from operations including the successful sale and manufacture of electric vehicles to achieve a profitable level of operations and obtaining necessary financing to fund ongoing operations. The Company's ability to achieve its business objectives is subject to material uncertainty which casts substantial doubt upon the Company's ability to continue as a going concern. The Company will continue to rely on additional financings to further its operations and meet its capital requirements.

The following table summarizes the Company's financial commitments by maturity as at March 31, 2023:

March 31, 2023	Less than 3 months	3 to 12 months	One to five years	Thereafter
Line of credit (Note 1)	$6,612,232	$-	$-	$-
Accounts payable and accrued liabilities	7,316,267	-	-	-
Loans payable to related parties	3,287,645	-	-	-
Lease liabilities	272,919	771,097	3,336,500	3,100,000
Term loan	7,246	21,835	163,594	1,309,463
Other liabilities	2,142	6,425	25,700	-
	$17,498,451	$799,357	$3,525,794	$4,409,463
(1) GreenPower's operating line of credit with the Bank of Montreal is repayable on demand and is therefore recorded as a current liability with less than 3 months to maturity. GreenPower remains in compliance with the financial covenant under the facility and since inception of the loan the Bank of Montreal has not demanded repayment of the facility, however there is no guarantee that the Bank of Montreal will not do so in the future.

As part of the acquisition of Lion Truck Body Inc. that closed on July 7, 2022, the Company agreed to assume a term loan from the seller, with principal outstanding of approximately of approximately $1.5 million as at July 7, 2022, an interest rate of 3.75%, a maturity in May 2050, and fixed monthly payments

Market risks

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange. The Company is exposed to interest rate risk with respect to its Line of Credit. The Company is exposed to foreign exchange risk as it conducts business in both the United States and Canada. Management monitors its foreign currency balances, but the Company does not engage in any hedging activities to reduce its foreign currency risk.

At March 31, 2023, the Company was exposed to currency risk through the following financial assets and liabilities in CDN Dollars.

Cash	$138,869
Accounts Receivable	$89,944
Sales tax receivable	$42,526
Prepaids and deposits	$10,988
Finance Lease Receivable	$82,000
Accounts Payable and Accrued Liabilities	$(410,321)
Related Party Loan & Interests Payable	$(4,242,071)

GreenPower Motor Company Inc. Management's Discussion and Analysis For the year ended March 31, 2023 Discussion dated: July 14, 2023

The CDN/USD exchange rate as at March 31, 2023 was $0.7389 (March 31, 2022 - $0.8003). Based on the net exposure and assuming all other variables remain constant, a 10% change in the appreciation or depreciation of the Canadian dollar relative to the US dollar would result in a change of approximately $428,000 to other comprehensive income/loss.

Outlook

For the immediate future, the Company intends to:

• Complete production and delivery of several models of EV Stars and BEAST school buses currently in various stages of production;

• Deliver the remaining vehicles in finished goods inventory;

• Train and hire employees and develop its capacity at the West Virginia school bus manufacturing facility in order to begin production of all-electric school buses;

• Continue to develop and expand its dealer network in order to generate new sales opportunities and increase sales backlog;

• Further develop its sales and marketing, engineering and technical resources and capabilities.

Capitalization and Outstanding Security Data

The total number of common shares issued and outstanding is 24,716,628 as of March 31, 2023. There are no preferred shares issued and outstanding.

An incentive stock option plan was established for the benefit of directors, officers, employees and consultants of the Company. As of March 31, 2023, there are 2,216,417 options outstanding, and the total number of common share warrants outstanding as of the same date is nil.

As at July 14, 2023 the Company had 24,948,305 issued shares, 2,084,512 options outstanding, and nil warrants outstanding.

Risk Factors

Investing in the common shares of the Company involves risk. Prospective investors should carefully consider the risks described below, together with all of the other information included in this MD&A before making an investment decision. If any of the following risks actually occurs, the business, financial condition or results of operations of the Company could be harmed. In such an event, the trading price of the common shares could decline and prospective investors may lose part or all of their investment.

Operational Risk

The Company is exposed to many types of operational risks that affect all companies. Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and/or systems. Operational risk is present in all of the Company's business activities, and incorporates exposure relating to fiduciary breaches, product liability claims, product recalls, regulatory compliance failures, legal disputes, business disruption, technology failures, business integration, damage to physical assets, employee safety, dependence on suppliers, foreign exchange fluctuations, insurance coverage and rising insurance costs. Such risks also include the risk of misconduct, theft or fraud by employees or others, unauthorized transactions by employees, operational or human error or not having sufficient levels or quality of staffing resources to successfully achieve the Company's strategic or operational objectives. The occurrence of an event caused by an operational risk that is material could have a material adverse effect on the Company's business, financial condition, liquidity and operating results.

GreenPower Motor Company Inc. Management's Discussion and Analysis For the year ended March 31, 2023 Discussion dated: July 14, 2023

Reliance on Management

The Company is relying solely on the past business success of its directors and officers. The success of the Company is dependent upon the efforts and abilities of its directors, officers and employees. The loss of any of its directors, officers or employees could have a material adverse effect upon the business and prospects of the Company.

Competition in the industry

The Company faces competition from a number of existing manufacturers of all-electric medium and heavy-duty vehicles and buses, as well as manufacturers of traditional medium and heavy-duty vehicles. The Company competes in the zero-emission, or alternative fuel segment of this market. Several of the company's competitors, both publicly listed and privately owned, have raised or have access to a significant amount of capital to invest in the growth and development of their businesses which has increased the competitive threat from several well-capitalized competitors. In addition to existing competitors in various market segments, there is the potential for future competitors to enter the market.

No Dividend Payment History

The Company has not paid any dividends and may not produce earnings or pay dividends in the immediate or foreseeable future.

Reliance on Key Suppliers

Our products contain numerous purchased parts which we source globally directly from suppliers, some of which are single-source suppliers, although we attempt to qualify and obtain components from multiple sources whenever feasible. Any significant increases in our production may require us to procure additional components in a short amount of time, and in the past we have also replaced certain suppliers because of their failure to provide components that met our quality control standards or our timing requirements. There is no assurance that we will be able to secure additional or alternate sources of supply for our components or develop our own replacements in a timely manner, if at all. If we encounter unexpected difficulties with key suppliers, and if we are unable to fill these needs from other suppliers, we could experience production delays and potential loss of access to important technology and parts for producing, servicing and supporting our products.

Provision for Warranty Costs

The Company offers warranties on the medium and heavy duty vehicles and buses it sells. Management estimates the related provision for future warranty claims based on historical warranty claim information as well as recent trends that might suggest past cost information may differ from future claims. Factors that could impact future warranty claims include the success of the Company's productivity and quality initiatives as well as parts and labour costs. Actual warranty expense could differ from the provisions which are estimated by management, and these differences could be material and may negatively impact the company's financial results and financial position.

Sales, Marketing, Government Grants and Subsidies

Presently, the initial price of the Company's products are higher than a traditional diesel bus and certain grants and subsidies are available to offset these higher prices. These grants and subsidies include but are not limited to the Hybrid and Zero-Emission Truck and Bus Voucher Incentive Project ("HVIP") from the California Air Resources Board ("CARB") in partnership with Calstart, the Specialty-Use Vehicle Incentive Program funded by the Province of British Columbia, Canada, the clean trucks NYSERDA program and the New York Voucher Incentive Program in the state of New York, the South Coast AQMD funding in California, Federal Transit Authority funding for eligible transit properties across the US, and VW Mitigation Trust Funds allocated to programs throughout the US. The ability for potential purchasers to receive funding from these programs is subject to the risk of the programs being funded by governments, and the risk of the delay in the timing of advancing funds to the specific programs. To the extent that program funding is not approved, or if the funding is approved but timing of advancing of funds is delayed, subject to cancellation, or is otherwise uncertain, this could have a material adverse effect on our business, financial condition, operating results and prospects.

GreenPower Motor Company Inc. Management's Discussion and Analysis For the year ended March 31, 2023 Discussion dated: July 14, 2023

Current requirements and regulations may change or become more onerous

The Company's products must comply with local regulatory and safety requirements in order to be allowed to operate within the relevant jurisdiction or to qualify for funding. These requirements are subject to change and one regulatory environment is not indicative of another.

Litigation and Legal Proceedings

As of the date of this report the Company is not currently a party to any litigation or legal proceedings which are material, either individually or in the aggregate. The Company has filed a civil claim against the prior CEO and Director of the Company in the Province of British Columbia, and the prior CEO and Director of the Company has filed a response with a counterclaim for wrongful dismissal in the Province of British Columbia. The prior CEO and Director of the Company also filed a similar claim in the state of California in regards to this matter, and this claim has been stayed pending the outcome of the claim in British Columbia. There has not been a resolution on the British Columbia claim or counterclaim, or the California claim as at March 31, 2023. In addition, a company owned and controlled by a former employee who provided services to a subsidiary company of GreenPower until August 2013 filed a claim for breach of confidence against GreenPower in July 2020, and this claim has not been resolved as at March 31, 2023. The Company has not booked a provision for the claims or the counterclaim as it does not believe there is a probable or estimable material financial impact as at March 31, 2023. During April 2023 the Company repossessed 27 EV Stars and 10 EV Star CC's which were previously on lease, after the leases were terminated following a notice of default that was not cured. In addition, the Company repossessed 1 EV Star from the same customer due to non-payment. During May 2023 this customer filed a claim in the state of California against the Company and a subsidiary of the Company, and the Company is evaluating its response to this claim.

Reliance on Shipping

We rely on global shipping for vehicles that we produce at contract manufacturers, and for certain parts and components sourced from our global network of suppliers. We have experienced an increase in shipping costs and have experienced delays of deliveries of parts and components from our global suppliers, and on vehicles arriving from our contract manufacturers. While these delays and cost increases are not currently at a level that they have caused a material disruption or negative impact to our profitability, these delays and costs may increase to a point that they may negatively impact our financial results and ability to grow our business.

Events after the reporting period

Subsequent to the end of the reporting period:

• Between April 1, 2023 and April 17, 2023 the Company issued a total of 188,819 shares under the ATM program at a weighted average price of $2.7587 per share for gross proceeds of $520,892 before transaction fees.

• Between April 13, 2023 and May 1, 2023 the Company issued 42,858 common shares pursuant to the exercise of stock options at an exercise price of CDN$3.50 per share for gross proceeds of CDN$150,003.

• On May 4, 2023 14,286 stock options exercisable at CDN$3.50 per share expired unexercised.

• Between April 1 2023 and June 30, 2023, 74,761 stock options exercisable at a weighted average share price of $5.54 were forfeited.

• During April 2023 the Company repossessed 27 EV Stars and 10 EV Star CC's which were previously on lease, after the leases were terminated following a notice of default that was not cured. In addition, the Company repossessed 1 EV Star from the same customer due to non-payment.

GreenPower Motor Company Inc. Management's Discussion and Analysis For the year ended March 31, 2023 Discussion dated: July 14, 2023

• On June 2, 2023, GreenPower repaid a CAD $250,000 promissory note, plus accrued and unpaid interest on the note, to a company that is beneficially owned by a Director of the Company.

Further information about the Company and its operations can be obtained from www.sedar.com